Pricing Term Sheet dated as of September 24, 2012

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Statement No. 333-184045

Supplementing the Preliminary

Prospectus Supplement

dated September 24, 2012 and the

Prospectus dated September 24, 2012

GT Advanced Technologies Inc.

Offering of
$205 million aggregate principal amount of
3.00% Convertible Senior Notes due 2017
(the “Offering”)

This pricing term sheet relates only to the convertible senior notes (the “Notes”) described below and should be read together with the preliminary prospectus supplement dated September 24, 2012 (including the documents incorporated by reference therein) relating to the Offering (the “Preliminary Prospectus Supplement”) before making a decision in connection with an investment in the Notes. The information in this term sheet supersedes the information in the Preliminary Prospectus Supplement relating to the Notes to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement.

Issuer:	GT Advanced Technologies Inc. (NASDAQ: GTAT)

Notes:	3.00% Convertible Senior Notes due 2017

Trade Date:	September 25, 2012

Settlement Date:	September 28, 2012

Offering Size:	$205 million ($220 million if the underwriters exercise their option to purchase additional Notes in full)

Maturity:	October 1, 2017, subject to earlier repurchase or conversion

Public Offering Price:	100% of principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	3% of principal amount

Interest Rate:	3.00% per annum accruing from the Settlement Date, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2013

NASDAQ Last Reported Sale Price on September 24, 2012:	$5.93 per share of the Issuer’s common stock

Conversion Premium:	Approximately 30% above the NASDAQ Last Reported Sale Price on September 24, 2012

Initial Conversion Rate:	129.7185 shares of the Issuer’s common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $7.71 per share of the Issuer’s common stock

Use of Proceeds:

The net proceeds from this Offering are estimated to be approximately $198.3 million (or $212.9 million if the underwriters exercise their option to purchase additional Notes in full), after deducting fees and estimated offering expenses payable by the Issuer. The Issuer expects to enter into convertible note hedge transactions with one or more counterparties, one or more of which may be underwriters or affiliates thereof (each of which is referred to as an “option counterparty”). The Issuer also intends to enter into warrant transactions with the option counterparties. The Issuer intends to use approximately $15.2 million of the net proceeds from this Offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the Issuer from the sale of the warrant transactions). The Issuer intends to use the remainder of the net proceeds from this Offering for general corporate purposes, which may include the acquisition of companies or businesses, repayment and refinancing of debt, working capital and capital expenditures.

If the underwriters exercise their option to purchase additional Notes, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of the additional Notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions and for general corporate purposes as described above.

Adjustment to Shares Delivered upon Conversion in connection with a Make-Whole Fundamental Change:

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of Notes upon conversion in connection with a make-whole fundamental change for each stock price and the effective date set forth below. The stock prices set forth in the first row of the table below, and the number of additional shares, are subject to adjustment as described in the Preliminary Prospectus Supplement.

Stock Price

Effective Date	$5.93	$6.50	$7.00	$7.50	$8.00	$8.50	$9.00	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$20.00	$25.00	$30.00
September 28, 2012	38.9155	37.8374	32.9196	28.8807	25.5279	22.7178	20.3418	16.5776	13.7663	11.6143	9.9314	8.5903	7.5037	4.2411	2.6663	1.7657
October 1, 2013	38.9155	36.3213	31.2204	27.0710	23.6610	20.8324	18.4659	14.7747	12.0757	10.0514	8.4987	7.2832	6.3141	3.4995	2.1898	1.4482
October 1, 2014	38.9155	34.3716	29.0250	24.7320	21.2530	18.4096	16.0671	12.4968	9.9685	8.1312	6.7635	5.7222	4.9126	2.6730	1.6776	1.1147
October 1, 2015	38.9155	31.7801	26.0630	21.5609	17.9920	15.1447	12.8588	9.5103	7.2700	5.7319	4.6476	3.8625	3.2785	1.7804	1.1424	0.7704
October 1, 2016	38.9155	28.2163	21.7685	16.8691	13.1552	10.3440	8.2168	5.3827	3.7377	2.7609	2.1605	1.7742	1.5119	0.8895	0.6002	0.4132
October 1, 2017	38.9155	24.1277	13.1386	3.6148	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be as set forth in the table above, in which case:

•      If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365 day year.

•      If the stock price is greater than $30.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings in the table above), no additional shares will be added to the conversion rate.

•      If the stock price is less than $5.93 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 168.6340 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	36191U AA4 / US36191UAA43

Joint Book-Running Managers:	UBS Investment Bank BofA Merrill Lynch Credit Suisse

Joint Lead Manager:	RBS

Co-Manager:	Santander

UBS Investment Bank, BofA Merrill Lynch and Credit Suisse will act as joint book-running managers for the Offering. The Issuer has filed a registration statement (including a prospectus dated September 24, 2012 and a Preliminary Prospectus Supplement dated September 24, 2012) with the Securities and Exchange Commission, or SEC, for the Offering.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request them by contacting UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY 10171 or by calling (888) 827-7275, by contacting BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, 7th Floor, New York, NY 10038, by calling (866) 500-5408 or by emailing dg.prospectus_requests@baml.com or by contacting Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, by calling (800) 221-1037 or by emailing newyork.prospectus@credit-suisse.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.